SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

American Spectrum Realty, Inc.

(Name of Subject Company)

American Spectrum Realty, Inc.

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

02970Q 10 4

(CUSIP Number of Class of Securities)

William J. Carden
Chief Executive Officer
2401 Fountain View, Suite 510
Houston, Texas 77057
(713) 706-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	Subject Company Information.

The name of the subject company is: American Spectrum Realty, Inc.

The address and telephone number of its principal executive offices are:
2401 Fountain View, Suite 510
Houston, Texas 77057

The exact title of the subject class of equity securities is:  Common Stock, par value $.01 per share.

The number of shares outstanding of the above class is:  2,934,294

ITEM 2.	Identity and Background of Filing Person.

The name of the filing person is:  American Spectrum Realty, Inc.  The filing person is the subject company.

The address and telephone number of its principal executive offices are:
2401 Fountain View, Suite 510
Houston, Texas 77057
(713) 706-6200

The tender offer to which this Schedule relates is an offer to purchase for cash up to 150,000 shares of the outstanding shares of Common Stock, par value $.01 per share, of American Spectrum Realty, Inc.

The name of the offeror(s) are: Tender Investors, LLC

The address of the offer(s) is:  6114 La Salle Ave., #345, Oakland, California 94611

ITEM 3.	Past Contracts, Transactions, Negotiations and Agreements.

The filing person is the subject company.  The filing person and its affiliates have no material agreement, arrangement or understanding, nor do they have any actual or potential conflict of interest with the offeror(s), its executive officers, directors or affiliates.

ITEM 4.	The Solicitation or Recommendation.

The filing person is recommending to its shareholders that they reject the tender offer.  The filing person’s reasons for its recommendation are set forth on Exhibit 1 to this Schedule.  To the extent known by the filing person, neither the filing person nor any executive officer, director, affiliates or subsidiary of the filing person currently intends to tender or sell the subject securities that are held of record or beneficially owned by that person.  To its knowledge, the filing person believes that it and its executive officers, directors, affiliates and subsidiaries intend to hold all such securities held by them.

ITEM 5.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

ITEM 6.	Interest in Securities of the Subject Company.

Not applicable.

ITEM 7.	Purposes of the Transaction and Plans or Proposals.

The subject company is not undertaking or engaging in any negotiations in response to the tender offer.

ITEM 8.	Additional Information.

Not applicable.

ITEM 9.	Exhibits.

Attached as Exhibit 1 is the recommendation of the subject company with respect to the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William J. Carden
(Signature)

William J. Carden
Chief Executive Officer
(Name and Title)

June 8, 2010
(Date)